SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Floating Rate Series VI Notes in a principal amount of ARS 10,790,322.00, due 2017.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Floating Rate Series VI Notes in a principal amount of ARS 10,790,322, due 2017

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on May 26, 2014, will start the payment of the first installment of interests related to its Series VI Notes issued on February 26, 2014.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	May 26, 2014
Number of service to be paid:	First installment of interests.
Period comprised by the payment:	February 26, 2014 / May 26, 2014.
Concept of payment:	Interests (100%).
Payment Currency:	ARS (Argentine Peso).
Capital Outstanding:	ARS 10,790,332.00
Annual Nominal Interest:	30.4455%
Amount of interest being paid:	ARS 801,040.84
Applicable exchange rate:	To be defined according to the Price Supplement.
Amortization coupon:	-
Payment address:	25 de Mayo 362, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of May 23, 2014 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

May 20, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets